Alps Group Inc

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

VIA EDGAR

January 15, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Alps Group Inc
Registration Statement on Form F-1
File No. 333-292595

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alps Group Inc hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on January 20, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Tham Seng Kong
Dr. Tham Seng Kong Chief Executive Officer and Director